VECTRUS, INC.
2324 Garden of the Gods Road, Suite 300
Colorado Springs, CO 80919

January 8, 2020
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Vectrus, Inc.
Registration Statement on Form S-3 (File No. 333-235774)
Request for Acceleration of Effective Date

Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, Vectrus, Inc. hereby respectfully requests that the effectiveness of its Registration Statement on Form S-3 (File No. 333-235774) be accelerated so that it will become effective at 4:25 P.M. EST on Friday, January 10, 2020, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Laura A. Kaufmann Belkhayat of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-2439, and that such effectiveness also be confirmed in writing.
Very truly yours,

VECTRUS, INC.

By: /s/ Kevin T. Boyle
Name: Kevin T. Boyle
Title: Senior Vice President, Chief Legal Officer and General Counsel